DIVERSIFIED RESOURCES INC.
37 Mayfair Road SW
Calgary, Alberta T2V 1Y8

December 12, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn:   Mark Wojciechowski

Re:      Acceleration Request

Diversified Resources Inc. Registration Statement on Form S-1
File No. 333-175183

Dear Mr. Wojciechowski,

Diversified Resources Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 3:30 p.m., Washington, D.C. time, on December 14, 2011, or as soon thereafter as is practicable.

Diversified Resources Inc. acknowledges that: (i) should the Commission or the staff acting by delegated authority declare the above-captioned registration statement effective, it does not foreclose the Commission from taking any action on the filing; (ii) the action of the Commission or the staff acting by delegated authority in declaring the above-captioned registration statement effective does not relieve Diversified Resources Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) Diversified Resources Inc. may not assert the comments of the Commission and the declaration of the above-captioned registration statement’s effectiveness as a defence in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Please advise our corporate counsel, Karen A. Batcher, Esq. at (619) 475-7882, of any questions.

Yours truly,

/s/ Gordon Smith

Gordon Smith
President